February 3, 2020

John L. Villano, CPA
Chief Executive Officer
Sachem Capital Corp.
698 Main Street
Branford, Connecticut 06405

       Re: Sachem Capital Corp.
           Registration Statement on Form S-3
           Filed January 27, 2020
           File No. 333-236097

Dear Mr. Villano:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ronald (Ron) Alper at 202-551-3329 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:    Joel J. Goldschmidt, Esq.